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Women-ownedMinority-owned
In Good Company

Food Service

Los Angeles, CA 90014
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THE PITCH
In Good Company is seeking investment to to accelerate our growth across Southern California, bringing high-quality meals to dinner tables at-home, while supporting beloved local chefs and restaurants, and protecting the planet with the region's first 100% reusable and returnable packaging model.
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INVESTOR PERKS

In Good Company is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

CHEF'D, SEALED, DELIVERED – 3 MEAL BUNDLE Invest $1,500 or more to qualify. 15 of 15 remaining

Local Perk Only

5 MEAL BUNDLE or DINNERS FOR 6 MONTHS Invest $5,000 or more to qualify. 10 of 10 remaining

Local Perk or Out of Market Perk

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IN GOOD COMPANY
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IN A NUTSHELL

🍽️ 🌎 In Good Company is on a mission to revolutionize how we eat in order to create a more sustainable world. We partner with today's hottest chefs and restaurants to design, distribute, and deliver food products for the at-home market in reusable and returnable packaging. Our ever-changing lineup of high quality, affordable meals gives people a way to enjoy amazing dinners conveniently at home, while still getting to partake in the local food culture of their city.

ON TREND: We are a next-gen food retail platform that uses trendspotting + data science to identify, develop and accelerate at-home food products from the hottest culinary creators of today
EXCITING PRODUCTS: Our ever changing line-up of products gives you a way to eat your way around the city, trying the food and flavors of different chefs and restaurants from home
CONVENIENT AND DELICIOUS: Our goal is to provide a "foodie-approved" meal in less than 15 minutes of active cooking, for that easy but elevated at-home experience

A WIN FOR RESTAURANTS: Our licensing model offers chefs and restaurants a high-margin brand expansion opportunity. Our partners' brand equity and communities help us reach new customers and grow

ZERO WASTE: Our products are packaged in premium, reusable and returnable containers making us truly zero waste

FAST & NIMBLE: We can create products in weeks, not years, and respond to trends faster than traditional Consumer Products or grocery, keeping us ahead of the product curve

TAKING BACK THE FREEZER: We use advanced blast freezing technology to create frozen food you'd never know was frozen

DIVERSITY & INCLUSION: In Good Company is female-founded and is committed to working with a diverse and inclusive line-up of chefs & restaurant partners

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 LISTEN IN: Founder & CEO Ashleigh Ferran shares her story and vision on the Winning at Work Podcast, a Top Food & Beverage Industry Podcast.

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🔥 INVESTOR HOT TAKE 🔥

In Good Company offers a first-to-market approach that allows local restaurants to create a new type of food product and bring it from idea to dinner tables in under 45 days. The business has been operating for 2.5 years, is post-revenue, has a strong customer base, and clear product-market fit. In Good Company is now at an inflection point, where investments in technology, processes, and team have positioned the company for rapid growth. Interest in traditional meal kit companies is decreasing, but customer demand for food-forward, convenient meal solutions is at an all-time high.

$500k+ in sales with $0 paid marketing

Currently operating in San Diego and Los Angeles, with immediate expansion capacity

Senior leadership team with experience from Nestle, AB InBev, Bird, and Freshly

$130B+ market opportunity w/ 10%+ CAGR

If you're someone who believes in supporting local restaurants, and also wants to have a stake in a high-potential start-up, this deal is for you!

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OUR PRODUCT

To start, we've specialized in frozen entrees that are limited-edition, affordable, and easy to prepare with 2-4 servings per item. Our focus is on highlighting the food, flavor, and culinary expertise of each chef through a signature 'main entree' item that can be turned into a complete meal at home with simple steps. Eating great with In Good Company is easy as pie! 😉

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TRACTION & VALIDATION

In 2.5 years and with under $1M in funding, this is what we've accomplished....

Released 78 different dishes from 50 chefs across Southern California

Partnered with two Michelin starred chefs, one of Food & Wine's Best Chefs 2021, three 2022 James Beard nominees, two Top Chef alums, and other local icons

Organically acquired 2500+ customers and generated over $500k in sales - with $0 spent on paid marketing

Built an end-to-end tech stack from point of purchase through to container recollection

Achieved a >90% packaging return rate and ensured 95% financial accountability with customers

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BEST-OF-THE-BEST CULINARY TALENT

Partnering with top local chefs & restaurants across Southern California (and beyond!). To date, we've worked with over 50 different partners, ranging from hit list pop-up operators through to Michelin-starred chefs.

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OUR IMPACT

🏆 It's a True Win-Win-Win 💪

FOR CUSTOMERS: Our delicious, high-quality food is much more affordable and convenient than going out or ordering in. Plus, our meals are more unique and delicious than prepared grocery store meals or traditional meal kits!
FOR CHEFS/RESTAURANTS: We help local chefs and restaurants earn supplementary revenue while expanding their reach. Our service brings local food to dinner tables across a region and provides meaningful opportunities for local businesses.
FOR THE PLANET: We are committed to working locally, zero-waste production, and reusable and returnable packaging to help build more resilient local food systems, reduce food waste, and prevent single-use food packaging from polluting our planet!
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THE INVESTMENT OPPORTUNITY- OUR FUTURE IS BIG
💰 Americans eat 4 out of 5 meals at home.
There is a $130B+ market for premium and convenient meal solutions - such as meal kits, prepared meals, and restaurant take-out.
Our solution meets the demand for convenience, affordability, and high-quality, as well as authentic food experiences, all currently lacking in the market.
We are entering a large and growing market at just the right time. Our goal is to create a $200M+ business that can deliver 8-10x returns to investors.
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2019

Ashleigh Ferran launched Keko Box in 2019, a reusable packaging-as-a-service business to help high-volume, food service operations eliminate single-use food packaging. But the pandemic halted operations overnight.

SUMMER 2020

Seeing restaurants struggling to survive during the pandemic, Ashleigh found a new way to apply her expertise in food, circular economy, branding, and product marketing to create a solution that benefited both restaurants and consumers.

DECEMBER 2020

In under 30 days, Ashleigh spun up what was expected to be a small pilot in December 2020. Instead, she ended up selling hundreds of meals equating to over $20,000 in sales in just 4 days. Needless to say, In Good Company was quickly born.

2021

Incredible demand from both restaurants and customers made it clear that In Good Company had unlocked a major market opportunity. This first year was spent building an early team and going from rapid product concept to a developing a scalable business model.

2022

Year two was spend building the foundational technology, operating model, and partnership model that powers the business today. In Good Company continued to sell during one-week only drops, but prepared for the full e-commerce launch to come in 2023.

JAN 2023 - PRESENT

Official launch of the always-open shop to increase sales opportunities, improve customer acquisition/retention, and smooth out operations. Paid advertising and marketing was implemented for the first time and sales growth has seen a 64% increase YTD.

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WHY IT MATTERS

Creating Opportunity for Local Chefs & Restaurants

Local independent restaurants need innovative ways to generate revenue beyond their four walls, and delivery apps are not a sustainable single solution.

We help them create new products and generate high-margin revenue by leveraging their culinary expertise. For a local restaurant, each dollar earned via In Good Company is equal to selling $18+ from a delivery app.

Our company has worked with over 50 local independent chefs and restaurants, expanding their reach from 1-5 miles to over 300 miles and connecting them with a significant number of new customers.

The chefs and restaurants help market and promote their products, which helps us acquire new customers. This organic acquisition channel gives us a serious edge in the market as we look towards future growth and expansion.

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DOING BUSINESS DIFFERENTLY

Building A Circular (Zero-Waste) Model 🌎

We believe that quality and convenience should not come at a cost to the planet. That's why we're leading the way with our circular model for food. Our system is designed to minimize waste and emissions at every step of the process, using a localized reuse and return packaging model.

Making the transition from a traditional, linear mindset to circular adds new challenges. That's why we have invested significantly in building the systems, processes, and technology needed to make circular operationally and financially viable at scale.

To date, we have built an end-to-end system that gives us 100% transparency and financial accountability behind our circular model, both internally and with our customers. This gives us a significant competitive advantage over other businesses in the space as we continue to grow.

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THE FUTURE

📈 Our vision is to bring In Good Company to dinner tables nationwide and beyond. We plan to expand using a hub-and-spoke model, ultimately opening 10-15 regional kitchens across the country. This model allows us to prioritize building profitable kitchens that have a near-term path to profitability, so that profits from early kitchens can fund later growth. In order to get there, we plan to use current funds raised to:

Expand our serviceable market in Southern California to include Orange County and Riverside communities.

Demonstrate business profitability at the regional level to provide a functioning model for future markets.

Expand our product line to offer a well-curated selection of dishes and address common customer requests for more variety and options.

Invest in network marketing to increase brand awareness and grow our community of passionate fans and customers.

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PRESS

Chef'd, Sealed, Delivered! In Good Company Makes Meal Prep a Breeze. This Food Delivery Company Is Good for Foodies, Restaurants and the Environment

In Good Company is a new kind of food delivery service in Los Angeles and San Diego that...

The Right Meal Kit for You, Based on Your Ambition: Fifteen options, beyond the usual suspects, that'll take the pain out of coordinating dinner

Disposable packaging can leave a bad taste in your mouth. This SoCal startup works with local chefs on one-off meals packed in reusable metal canisters....

This meal service delivers pop-it-in-the-oven frozen dishes from L.A.'s best restaurants

We may be talking a lot lately about outdoor and, soon, indoor dining in L.A., but most nights we're still either bringing in food or preheating our ovens—which makes this new delivery service right up our alley

San Diego Native Launches Startup to Help Local Restaurants Sell Frozen Meals

In Good Company aims to partner with neighborhood restaurants that care about sustainability

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WE'RE BACKED BY

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THE TEAM

Ashleigh Ferran

Founder and CEO

Ashleigh Ferran (Founder/CEO) is a dynamic entrepreneur, innovator, brand visionary, and passionate advocate for community impact, and environmental stewardship. Her vision, leadership, and remarkable achievements position her as a transformative force in the business world. With a rich background in consumer product development, branding, and operations, Ashleigh possesses a keen understanding of the market, an innate ability to identify promising products, and an unwavering drive fueled by purpose.

Prior founder of circular/sharable economy model start-up, Keko Box, and Partner at Workhorse, a boutique design + branding agency that worked with socially conscious, early stage brands. Her resilient nature and willingness to roll up her sleeves and get the job done have been instrumental in her success. Notably, Ashleigh navigated the challenges of the pandemic by making a successful pivot, uncovering new opportunities in the most difficult of times.

Ashleigh's exceptional achievements have earned her recognition as a finalist for prestigious awards, including the Echoing Green Fellowship, the National Geographic Ocean Plastic Innovation Challenge, and the NYU Urban Future Lab. These accolades serve as a testament to her unwavering dedication and groundbreaking work in driving positive change.

Mary Sue Milliken
Chairwoman, Chef's Council (Border Grill)

Mary Sue Milliken is a James Beard and Julia Child award recipient, cookbook author, media personality, and food system activist best known for her modern Mexican concept, Border Grill restaurants, trucks, and catering, which she runs with her business partner Susan Feniger. With locations in Los Angeles and Las Vegas' Mandalay Bay Resort and Casino, Border Grill serves street food-inspired regional Mexican cuisine with a commitment to sustainability and conscientiously-sourced ingredients.

Milliken and Feniger brought their innovative approaches to The Food Network with the "Too Hot Tamales" and "Tamales World Tour" series, along with the Los Angeles' popular food-centric radio show, KCRW's "Good Food." In 2011, Milliken competed on season three of Bravo's "Top Chef Masters" and won $40,000 for her chosen charity, Share Our Strength. She has also co-authored five cookbooks.

Milliken uses her platform to enact societal change, serving on the boards of Share Our Strength and the James Beard Foundation. She joined other progressives to found Women Chefs & Restaurateurs and Chefs Collaborative, and in 2020 she helped co-found Regarding Her, a national non-profit on a mission to advance women-identifying and nonbinary food and beverage entrepreneurs and leaders by way of innovative programs that UpliftHER Business, SupportHER Community, and AdvocateHER Industry.

Alec Giusti
Operations Manager (Bird)

Operations Leader with experience in Business Development, UX/UI Strategy, and Project Management. Successfully led growth and expansion initiatives from early planning to implementation and managed business transitions across various companies and industries. Notable achievements include working with Bird Rides in their early phases to develop their charger program, allowing for rapid city expansion, and in-app UX/UI strategy focused on onboarding and rider retention programs. Currently leading operations for In Good Company, overseeing daily operations and strategic planning.

Olivia Rodbell
Marketing + Partnerships (Wagstaff PR)

Proficient marketer with 5 years of experience helping brands tell their stories, generate awareness, and drive sales. With a focus on the food space, Olivia has worked with a variety of companies to develop, implement and execute marketing initiatives and brand strategy across digital, iin-person activations and partnerships.

Andreas Cary
Software Engineer

Lead Software Engineer and Tech wizard for In Good Company. Andreas had 4 years of expertise and is highly skilled in the areas of micro-service integration, web development, business automation, and headless e-commerce.

Jonny Sabbath
Growth Marketing (AB InBev)

Head of Brand, Growth & Innovation for In Good Company. Responsible for directing and managing the company's marketing strategy, brand and content development, digital activation, social platforms, and cultural influencers. Jonny began his career at William Morris Endeavor where he led digital & social marketing for Polaroid while Lady Gaga was Creative Director

McKinzie Bridges

Award-winning Executive Chef with an eighteen-year career in culinary creation and management spanning both coasts. We welcomed her recently to the IGC team as Culinary Director, in charge of oversight and operations of the kitchen, responsible for creating the highest standard possible of our exclusive, chef-curated, rotating dish offerings.

Jesse Chen

Director of Ops & Logistics (Freshly / Nestle)
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Thank you 😘

We owe our success at In Good Company to our loyal customers. Thank you for supporting us and making our meals a part of your everyday dining. We love creating for you, and invite those who haven't experienced our community yet to join us at our table. We look forward to growing together, both in Southern California and across the country!

If you live in San Diego or Los Angeles Metro Areas, we hope you will head to our site and give our products a try for yourself! ➡️ www.eatigc.com

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PITCH DECK
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Marketing $48,000
General & Administrative $30,000
Product R&D $10,000
Technology $6,000
Mainvest Compensation $6,000
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,000,000 $6,300,000 $19,400,000 $42,700,000 $48,400,000
Cost of Goods Sold $787,000 $3,300,000 $9,600,000 $27,650,000 $23,500,000
Gross Profit $213,000 $3,000,000 $9,800,000 $15,050,000 $24,900,000

EXPENSES

Kitchen OpEx $544,000 $2,100,000 $5,600,000 $7,000,000 $8,500,000
Corporate OpEx $903,000 $2,000,000 $2,700,000 $3,700,000 $5,000,000
Operating Profit $-1,234,000 $-1,100,000 $1,500,000 $4,350,000 $11,400,000
This information is provided by In Good Company. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
In Good Company- Intro Deck - CF.pdf
IGC-Community SPV, LLC - Operating Agreement.pdf
Investment Round Status
Target Raise $50,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends July 7th, 2023
Summary of Terms
Legal Business Name IGC-Community SPV, LLC
Minimum Investment Amount $100
Description of Securities

The intent of this term sheet ("Term Sheet") is to describe certain key terms of an equity investment in IGC-Community SPV, LLC. This Term Sheet is not intended to be a binding agreement between the potential investor and the Company. For a complete description, investors should review the Form C and CrowdSAFE.

Key Terms:

CrowdSAFEs Available in Offering - 124,000

Price Per CrowdSAFE - $1.00
Minimum investment amount - $100 (100 CrowdSAFEs)
Target Offering Amount - $50,000
Maximum Offering Amount - $124,000

The Company is offering to Investors an opportunity to purchase CrowdSAFEs in the Company. The minimum investment amount per Investor is $100.00 or 100 CrowdSAFE

Financial Condition
Historical milestones

In Good Company has been operating since December 2020 and has since achieved the following milestones:

Achieved revenue of $500,000+ since 2021 launch and on path to achieve $500,000 in annual revenue in 2023.

The Company achieved break-even gross profit margin in March, 2023

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

As of April 30, 2023, In Good Company has debt of approximately $206,000 outstanding and has a cash balance of approximately $120,000. This debt is sourced primarily from ongoing business operations (inventory purchase and accrued wages and will be senior to any investment raised on Mainvest. In addition to this debt amount, the company has raised $1,385,000 in SAFE convertible notes from investors. The In Good Company's outstanding debt and the debt raised on Mainvest, In Good Company may require additional funds from alternate sources at a later date.

Forecasted milestones

In Good Company forecasts the following milestones:

Complete lease and build out of proprietary cooking model of centralized kitchen by Q3 2024.

Complete a Chef's Council comprised of well-known, world-class chefs in 2024

Expand food distribution areas to Orange County by Q4 2023, Ventura and Santa Barbara Counties by Q3 2024, Riverside County by Q4 2024, and Inland Empire by Q2 2025.

Achieve $6,300,000 revenue by 2024 and $20,000,000 by 2025.

Achieve monthly breakeven profit by Q4 2024 and full year profit of $2,000,000 in year 2025.

Financial liquidity

In Good Company has a low liquidity position due to its low current cash reserves and current negative monthly income. In Good Company expects its liquidity position to improve upon raising capital on Mainvest and deploying the capital in strategically, systematic way to grow the business in scale while seeking monthly cash flow positive operations in 2024.

Other challenges

In Good Company has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

Office Break-in and Theft - November 2022
The company's leased offices in downtown Los Angeles was broken into and as a result, the majority of its computer and technical equipment was stolen and had to be replaced.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a

Note is not like that at all. The ability of In Good Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

In Good Company operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is competitive and could become increasingly competitive with new entrants in the market. In Good Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from In Good Company's core business or the inability to compete successfully against the with other competitors could negatively affect In Good Company's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in In Good Company's management or vote on and/or influence any managerial decisions regarding In Good Company. Furthermore, if the founders or other key personnel of In Good Company were to leave In Good Company or become unable to work, In Good Company (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which In Good Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, In Good Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

In Good Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If In Good Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt In Good Company

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect In Good Company's financial performance or ability to continue to operate. In the event In Good Company ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither In Good Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

In Good Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and In Good Company is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although In Good Company will carry some insurance, In Good Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, In Good Company could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect In Good Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of In Good Company's management will coincide: you both want In Good Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want In Good Company to act conservative to make sure they are best equipped to repay the Note obligations, while In Good Company might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If In Good Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with In Good Company or management), which is responsible for monitoring In Good Company's compliance with the law. In Good Company will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if In Good Company is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if In Good Company fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of In Good Company, and the revenue of In Good Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of In Good Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by In Good Company. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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